SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For transition period from ______________ to _______________.

Commission file number ______________

A. Full title of the plan and address of the plan if different from that of the issuer named below:

THE 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

The 401(k) Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm - As of and for the Year Ended December 31, 2006	1

Report of Independent Registered Public Accounting Firm - As of and for the Year Ended December 31, 2005	2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	4

Notes to Financial Statements	5-14

Supplemental Schedule:

Schedule H, Part IV, line 4i* - Schedule of Assets (Held at End of Year) December 31, 2006	15-27

Signature Page	28

Exhibits:

Consent of Independent Registered Public Accounting Firm - As of and for the Year Ended December 31, 2006

Consent of Independent Registered Public Accounting Firm - As of and for the Year Ended December 31, 2005

* Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2006.

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The 401(k) Plan (the “Plan”) at December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 23, 2006, expressed an unqualified opinion on those financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 26, 2007

Report of Independent Registered Public Accounting Firm

To the Officers Committee on Benefit Plans,
AXA Equitable Life Insurance Company:

We have audited the accompanying statement of net assets available for benefits of The 401(k) Plan (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included a consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus, LLP

New York, New York
June 23, 2006

The 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments (at fair value) (see Notes 3, 4 and 5)	$1,863,087,233	$1,792,967,741
Receivables:
Employer contributions	1,395,821	-
Other receivables	949,631	320,131

Total receivables	2,345,452	320,131

Total assets	1,865,432,685	1,793,287,872

Liabilities
Amounts due to brokers for securities purchased	40,366,228	34,706,950
Accrued expenses and other liabilities	946,821	21,639

Total liabilities	41,313,049	34,728,589

Net assets available for benefits, at fair value	1,824,119,636	1,758,559,283
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (see Note 5)	3,812,893	4,839,394

Net assets available for benefits	$1,827,932,529	$1,763,398,677

See accompanying notes to the financial statements.

The 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2006
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 3)	$104,838,845
Interest	34,450,732
Dividends	41,348,277
180,637,854
Less investment expenses	(1,749,322)
Net investment income	178,888,532

Contributions:
Participant	72,392,186
Employer	23,491,985
95,884,171
Total additions	274,772,703

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	208,533,350
Administrative expenses	1,705,501
Total deductions	210,238,851

Net increase	64,533,852

Net assets available for benefits:

Beginning of year	1,763,398,677

End of year	$1,827,932,529

See accompanying notes to the financial statements.

The 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

The following description of The 401(k) Plan (the “Plan”) of AXA Equitable Life Insurance Company (the “Company”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible full-time employees and employees who were scheduled to work a minimum of 1,000 hours in a plan year, managers and eligible sales associates of the Company and certain participating affiliate’s employees who are age twenty-one or older (collectively referred to as “participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended, and the Internal Revenue Code (the "Code").

Plan Merger

Effective January 1, 2005, the Investment Plan Supplement for Employees and Field Underwriters’ of MONY Life Insurance Company (“MIP”), a subsidiary of the Company, and the Investment Plan for Employees, Managers and Agents, sponsored by the Company (the “Investment Plan”) were merged into a single plan. The Investment Plan was renamed The 401(k) Plan during 2005. Other provisions of the Plan, such as the Plan contribution limit and loan availability were amended at the time. Certain funds of the MIP were eliminated and MIP participants were mapped to similar funds in the Plan with the opportunity to transfer out of the mapped fund as early as the first business day. All MIP participants became 100% vested on July 8, 2004 and since no MONY Life participants had been hired after July 8, 2004, there was no need to preserve prior vesting schedules.

Contributions

Each year, participants may contribute to the Plan on a before-tax basis, an after tax basis, and, effective March 31, 2006, into a Roth 401(k) account (or any combination of the foregoing), up to a percent of pretax annual compensation as defined in the Plan. The maximum pre-tax and/or Roth contribution a participant can contribute was 75% and 70%, respectively, of his or her annual compensation for 2006 and 2005, respectively, subject to reduction by limits imposed by the Code ($15,000 and $14,000 for 2006 and 2005, respectively). The maximum after-tax contribution is $15,000 or 10% of compensation, whichever is less, provided that the participant’s combined pre-tax, Roth and after-tax contributions cannot exceed 85% and 80% of his or her annual compensation for 2006 and 2005, respectively. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The maximum pre-tax and/or Roth contribution a participant eligible for catch up contributions can contribute per the Code was $20,000 and $18,000 for 2006 and 2005, respectively. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into

The 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

various investment options offered by the Plan. The Plan currently offers two separate accounts offered through a group annuity contract, twenty two mutual funds, the AXA ADR Stock Fund and a Fixed Income Fund as investment options for participants.

Effective January 1, 2005, the Company matches the participant’s contribution on a dollar for dollar basis up to 3 percent of the participant’s annual compensation. The matching Company contribution is invested directly in the AXA ADR Stock Fund. Prior to diversification by participants into other investment options in the Plan, the Company matching contribution into the AXA ADR Stock Fund is required to remain in such fund until the last day of the calendar quarter previous to the one year anniversary of the matching contribution.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants who were hired before April 29, 2002 are 100% vested in the Company’s matching contributions. Participants hired after April 29, 2002 become 100% vested in the Company’s matching contributions upon completion of three years of service.

Participant Loans

Actively employed participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account. Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent. Principal and interest is paid over a range of one to five years for loans other than to purchase a principal residence and one to fifteen years for residential loans.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, the most common form of settlement is a single sum cash payment. Additional forms of settlement available for participants include systematic withdrawal payments and the purchase of an annuity. Required minimum distributions as required by the Code are also paid, as necessary.

The 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

Forfeited Accounts

The balance in the forfeiture account totaled $1,504,255 and $286,167 at December 31, 2006 and 2005, respectively. This account will be used to pay for administrative expenses or to reduce employer matching contributions. During 2006, $9,591 from the forfeiture account was used to pay for administrative expenses.

2.  Summary of Accounting Policies

Use of Estimates and Basis of Accounting

The accompanying financial statement are prepared under the accrual basis of accounting in conformity with generally accepted accounting principles which requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

As of December 31, 2006, the Plan adopted the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investments as well as the adjustment of the investments from fair value to contract value relating to investment contracts.

The FSP was applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes to present the Plan’s investments in Guaranteed Investment Contracts (“GICs”) at fair value and the adjustment from fair value to contract value in the amount of $4,839,394.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The fair value of traditional GICs is based on discounting the related cash flows using current yields taking into consideration the ratings of the insurance company issuers, whereas the fair value of synthetic GICs is based on the fair value of the underlying assets. The Plan’s investment in separate account funds represents the Plan’s pro-rata share of the separate account’s fair value and is based on the unit value of units held at year end. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of AXA ADR stock are valued based on the last sale price traded on the New York Stock Exchange. Participant loans are valued at their outstanding balances plus accrued interest, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

The 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Benefits are recorded when paid.

Comparative Data

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

3.  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
	2006	2005
Equity Fund, 14,417,838 and 18,169,386 shares, respectively	$161,479,793	$204,042,209
AXA ADR Stock Fund, 11,210,227 and 10,597,156 shares, respectively (b)	174,515,789	130,733,054
Spartan U.S. Equity Index Fund, 1,824,262 shares	91,541,444	(a)
Spartan Extended Market Index Fund, 2,966,603 and 3,275,234 shares, respectively	114,303,214	113,781,613
EQ/Boston Advisors Equity Income Fund, 15,296,172 shares	(a)	97,067,151
Dodge & Cox Balanced, 1,056,439 shares	91,994,706	(a)
Guaranteed Investment Contracts (Note 5) (c):
AIG Financial Products Co., #610004	127,472,238	98,932,729
IXIS Financial Products, #1910-01	127,472,238	98,932,729
Rabobank Nederland, #AXF120401	127,472,238	98,932,729
State St. Bank & Trust Co. Boston, #105001	127,472,238	98,932,729

(a) Investment was less than 5% of the Plan's net assets at respective year end.
(b) Nonparticipant-directed.
(c) GICs are presented on a fair value basis.

During 2006, the Plan's investments, excluding benefit-responsive investment contracts (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $104,838,845 as follows:

Changes in Fair Value as Determined by Quoted Market Price:
Pooled Separate Accounts	$(321,300)
Common Stock	36,401,886
Mutual Funds	68,758,259
Total	$104,838,845

The 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

4.  Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2006	2005
Net Assets:
AXA ADR Stock Fund	$ 172,962,587	$ 130,733,054

Changes in Net Assets:
Contributions	$ 25,060,147
Dividends	6,726,139
Net appreciation	36,401,886
Benefits paid to participants	(13,193,902)
Administrative expenses	(271,990)
Net transfers to participant-directed investments	(12,492,747)
	$ 42,229,533

5.  Guaranteed Investment Contracts

The Plan has entered into various benefit-responsive GICs with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the Fixed Income Fund investment option (“the Fund”) as indicated in the tables below. There are two types of GICs within the Fund: Traditional GICs and Synthetic GICs.

Traditional GICs

The Issuer of a Traditional GIC takes a deposit from the Plan and purchases investments which are held in the respective Issuer’s general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Traditional GICs do not permit the Issuer to terminate the agreement prior to the scheduled maturity date; however, they generally impose conditions on the Plan, wherein if an event of default occurs and is not cured, the Issuer may apply a market value adjustment, wherein if the guaranteed account value at the time of the market value adjustment is insufficient to pay the amount of the market value adjustment, the Plan would be required to make an additional payment to the Issuer for the amount in excess of the guaranteed account value. Instances where the Plan may be in default include but are not limited to the following:  establishment of a competing fixed income fund without prior written approval by the Issuer; significant Plan

The 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

amendments or changes in operations of the Plan which would have a material adverse financial impact on the Issuer; partial or complete termination of the Plan.

Synthetic GICs

A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities.  The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the Issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Issuer. Contract termination also may occur by either party upon election and notice.

The Synthetic GICs generally impose conditions on both the Plan and the Issuer which can result in terminations in the event of default by the Plan or the Issuer. An Issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the Issuer, the terminating Issuer would not be required to make a payment to the Plan. The Plan may terminate and replace a contract in various circumstances, including where there is a default by the Issuer. Instances where the Issuer may be in default, include but are not limited to the following: Issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the Issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the Issuer wherein the successor Issuer does not satisfy the investment or credit guidelines applicable to the Issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of Issuers, but there is

The 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

no guarantee as to the financial condition of an Issuer. Synthetic GICs are nontransferable, have no trading market and there are a limited number of Issuers.

The average yields for Traditional GICs and Synthetic GICs based on actual earnings was 5.56% and 5.03% in 2006 and 2005, respectively. The average yields for Traditional GICs and Synthetic GICs based on the interest rate credited to participants was 4.47% and 3.94% in 2006 and 2005, respectively.

As described in Note 2, because the Traditional GICs and Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Traditional GICs and Synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Traditional and Synthetic GICs purchased by the Plan are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code;
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;
•	Complete or partial termination of the Plan;
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cashflow;
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;
•	Any early retirement program, group termination, group layoff, facility closing, or similar program;
•	Any transfer of assets from the Fund directly to a competing option.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

The 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

Guaranteed Investment Contracts are summarized as follows:
	December 31, 2006
	Major		Wrapper	Adjustment
	Credit Rating	Investments	Contract	to Contract
	(Unaudited)	at Fair Value	at Fair Value	Value
Traditional GICs:
Hartford Life Insurance CGA-10679	AA-	$20,568,429	$-	$2,769
Massachusetts Mutual GIC-35085	AAA	21,030,974	-	3,182
Metropolitan Life Inc Co2897506901	AA	14,834,897	-	271,296
Metropolitan Life Inc Co2903006901	AA	5,139,079	-	61,295
Monumental Life Insurance SV04403Q-00	AA	10,291,569	-	117,134
New York Life Insurance CGA30595004	AA+	5,300,811	-	6,469
New York Life Insurance CGA30595005	AA+	20,479,690	-	120,661
New York Life Insurance CGA30595006	AA+	10,065,802	-	228,198
Principal Life Insurance 80100401	AA	14,921,371	-	207,787
Principal Life Insurance 80100402	AA	15,025,506	-	187,328
Travelers Insurance COGR-18243	AA	20,587,883	-	(21,525)
Travelers Insurance COGR-18353	AA	5,116,979	-	8,586
		163,362,990	-	1,193,180
Synthetic GICs:
AIG Financial Products Co. #610004	AA	127,472,238	-	654,449
IXIS Financial Products #1910-01	AAA	127,472,238	-	655,082
Rabobank Nederland #AXF 120401	AAA	127,472,238	-	655,081
State St Bk & Tr Co Boston #10500	AA	127,472,238	-	655,101
		509,888,952	-	2,619,713
Total Guaranteed Investment Contracts		$673,251,942	$-	$3,812,893

	December 31, 2005
	Major		Wrapper	Adjustment
	Credit Rating	Investments	Contract	to Contract
	(Unaudited)	at Fair Value	at Fair Value	Value
Traditional GICs:
Allstate Life Insurance CIM006348	AA	$10,186,962	$-	$(54,542)
Genworth Life & Annuity IGS-3722	AA-	10,303,662	-	(34,501)
Hancock John Mut Life Ins GAC-15813	AA+	19,962,222	-	248,560
Hartford Life Insurance CGA-10679	AA-	20,212,454	-	358,745
Ing - Aetna IUS0142	AA	5,152,612	-	22,092
Massachusetts Mutual GIC-35085	AAA	32,036,967	-	(81,139)
Metropolitan Life Inc Co2881806901	AA	20,163,244	-	127,657
Metropolitan Life Inc Co2884806901	AA	18,646,301	-	207,762
Metropolitan Life Inc Co2897506901	AA	14,626,295	-	478,727
Metropolitan Life Inc Co2903006901	AA	5,126,050	-	76,012
Monumental Life Insurance SV04243Q-00	AA	10,424,319	-	(20,860)
Monumental Life Insurance SV04403Q-00	AA	10,276,415	-	135,731
Monumental Life Insurance SV04452Q-00	AA	5,082,706		21,297
New York Life Insurance CGA30595004	AA+	10,386,411	-	(17,674)
New York Life Insurance CGA30595005	AA+	30,131,287	-	544,108
New York Life Insurance CGA30595006	AA+	9,940,124	-	353,876
Principal Life Insurance 80100401	AA	14,794,742	-	334,415
Principal Life Insurance 80100402	AA	14,799,046	-	413,788
Security Life Denver Ins SAO528	AA	10,139,309	-	2,141
Travelers Insurance COGR-18048	AA	11,062,427	-	421
Travelers Insurance COGR-18243	AA	20,813,307	-	(253,259)
Travelers Insurance COGR-18353	AA	5,145,345	-	(21,178)
		309,412,207	-	2,842,179
Synthetic GICs:
AIG Financial Products Co. #610004	AA	98,932,729	-	499,299
IXIS (formerly CDC) Financial Products #1910-01	AAA	98,932,729	-	499,299
Rabobank Nederland #AXF 120401	AAA	98,932,729	-	499,299
State St Bk & Tr Co Boston #10500	AA	98,932,729	-	499,318
		395,730,916	-	1,997,215
Total Guaranteed Investment Contracts		$705,143,123	$-	$4,839,394

The 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

6.  Related-Party Transactions

Certain Plan investments are managed by the Company, AllianceBernstein L.P. and AXA Rosenberg. AllianceBernstein L.P. and AXA Rosenberg are affiliates of the Company. The Plan invests in certain mutual funds managed by Fidelity Management Trust Company, Trustee of the Plan. The Plan also invests in common stock issued by AXA S.A., the parent of the Company. During the year ended December 31, 2006, the Plan made purchases totaling $75,637,852 of common stock issued by AXA, S.A. and received sales proceeds totaling $67,415,485 from sales of common stock issued by AXA, S.A.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the Plan Document.

8.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 24, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Company applied for a new determination letter on January 31, 2007.

9.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2006 and 2005, respectively:

	2006	2005
Net assets available for benefits per the financial statements	$1,827,932,529	$1,763,398,677
Difference between contract value and fair value of Synthetic GICs	(2,619,713)	-
Net assets available for benefits per the Form 5500	$1,825,312,816	$1,763,398,677

The following is a reconciliation of interest per the financial statements to Form 5500 for the year ended December 31, 2006:

Interest per the financial statements	$34,450,732
Less: Difference between contract value and fair value of Synthetic GICs at December 31, 2006	(2,619,713)
Interest per the 5500	$31,831,019

11.  Recently Issued Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Plan is currently evaluating the Statement’s impact on its financial statements.

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

		Pooled Separate Accounts
*	AllianceBernstein L.P.	Equity Fund	**	$161,479,793
*	AllianceBernstein L.P.	Mid Cap Growth Fund	**	61,917,304
		Investment Contracts
	Hartford Life Insurance	Hartford Life Insurance CGA-10679, 1/2/07, 2.88%	**	20,568,429
	Massachusetts Mutual	Massachusetts Mutual GIC-35085, 1/2/07, 5.20%	**	21,030,974
	Metropolitan Life Inc	Metropolitan Life Inc CO2897506901, 10/1/07, 2.87%	**	14,834,897
	Metropolitan Life Inc	Metropolitan Life Inc CO2903006901, 12/31/07, 4.03%	**	5,139,079
	Monumental Life Insurance	Monumental Life Insurance SV04403Q-00, 12/31/07, 4.11%	**	10,291,569
	New York Life Insurance	New York Life Insurance CGA30595004, 4/2/07, 4.93%	**	5,300,811
	New York Life Insurance	New York Life Insurance CGA30595005, 4/2/07, 2.94%	**	20,479,690
	New York Life Insurance	New York Life Insurance CGA30595006, 12/31/07, 3.01%	**	10,065,802
	Principal Life Insurance	Principal Life Insurance 80100401, 10/1/07, 2.85%	**	14,921,371
	Principal Life Insurance	Principal Life Insurance 80100402, 7/2/07, 3.46%	**	15,025,506
	Travelers Insurance	Travelers Insurance COGR-18243, 7/2/07, 5.76%	**	20,587,883
	Travelers Insurance	Travelers Insurance COGR-18353, 7/2/07, 5.10%	**	5,116,979
		Bonds
***	Fidelity Management Trust Company	Anz Natl Intl4.265 5 144A	**	2,123,376
***	Fidelity Management Trust Company	Argf 05-1A A1 4.02% 4/09	**	739,936
***	Fidelity Management Trust Company	Argf 05-2A A1 4.54% 5/09	**	1,483,591
***	Fidelity Management Trust Company	Ace 05-Sd1 A1 1Ml+40 11/5	**	126,984
***	Fidelity Management Trust Company	Agfc Sr Mtn 4.625 5/15/09	**	311,888
***	Fidelity Management Trust Company	Amer Hond Med4.25 3/ 144A	**	1,499,912
***	Fidelity Management Trust Company	Amcar 05-Ax A4 3.93 10/11	**	1,974,682
***	Fidelity Management Trust Company	Amcar 05-1 B 4.48% 11/09	**	1,032,193
***	Fidelity Management Trust Company	Amcar 05-Cf A4 4.63 6/12	**	1,640,985
***	Fidelity Management Trust Company	Amcar 05-Da A3 4.87 12/10	**	1,558,117
***	Fidelity Management Trust Company	Amcar 06-1 A3 5.11 10/10	**	655,564
***	Fidelity Management Trust Company	Amcar 06-1 B 5.2 3/11	**	85,182
***	Fidelity Management Trust Company	Amcar 06-1 C 5.28 11/11	**	521,584
***	Fidelity Management Trust Company	Amcar 2006-Af A3 5.56 9/1	**	1,054,620
***	Fidelity Management Trust Company	Amcar 06-Bg A3 5.21 10/11	**	406,459
***	Fidelity Management Trust Company	Amcar 06-Bg A4 5.21% 9/13	**	813,021
***	Fidelity Management Trust Company	Avon Products 5.125 1/15/	**	212,966
***	Fidelity Management Trust Company	Btm Curacao 4.76 7/2 144A	**	484,776
***	Fidelity Management Trust Company	Bacm 04-6 A2 4.161% 12/42	**	404,678
***	Fidelity Management Trust Company	Bacm 05-1 A2 4.64% 11/42	**	1,686,846
***	Fidelity Management Trust Company	Bacm 2003-2 A2 4.342 3/41	**	1,516,218
***	Fidelity Management Trust Company	Bacm 04-1 A2 4.037 11/39	**	290,789
***	Fidelity Management Trust Company	Bacm 04-2 A2 3.52% 11/38	**	1,171,046
***	Fidelity Management Trust Company	Bacm 05-3 A2 Cstr 7/43	**	1,666,784
***	Fidelity Management Trust Company	Bacm 05-3 Xp Cstr 7/43	**	332,065
***	Fidelity Management Trust Company	Bacm 04-4 A3 4.128% 7/42	**	312,202
***	Fidelity Management Trust Company	Bacm 05-4 A1 4.432 7/45	**	866,012
***	Fidelity Management Trust Company	Bacm 05-4 Xp Cstr 7/45	**	95,560
***	Fidelity Management Trust Company	Bacm 05-5 A1 4.716 8/10	**	1,164,146
***	Fidelity Management Trust Company	Bacm 05-5 Xp Cstr 10/45	**	116,587
***	Fidelity Management Trust Company	Bacm 05-6 A1 5.001 9/47	**	689,732
***	Fidelity Management Trust Company	Boams 05-E 2A7 Cstr 6/35	**	739,974
***	Fidelity Management Trust Company	Boams 05-J 2A4 12Ml 11/35	**	2,294,079
***	Fidelity Management Trust Company	Bacm 06-6 Xp Cstr 10/45	**	429,400
***	Fidelity Management Trust Company	Bacm 2006-4 A1 Cstr 5/11	**	235,478

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Bacm 2006-4 Xp Cstr 7/46	**	725,083
***	Fidelity Management Trust Company	Bacm 06-5 A1 5.185% 7/11	**	376,663
***	Fidelity Management Trust Company	Bacm 2006-5 Xp .832% 9/47	**	381,823
***	Fidelity Management Trust Company	Bankamer 7.8 2/15/10 Glbl	**	1,368,078
***	Fidelity Management Trust Company	Bony Inc 4.25%/3Ml 9/4/12	**	1,123,194
***	Fidelity Management Trust Company	Bony 3.4/3Ml+148 3/15/13	**	2,083,914
***	Fidelity Management Trust Company	Bank One Glbl 6 8/01/08 D	**	1,312,268
***	Fidelity Management Trust Company	Ball 05-Esha X1 Cstr 7/20	**	58,469
***	Fidelity Management Trust Company	Bnk Of Tokyo Mit Gl8.4 4/	**	1,364,221
***	Fidelity Management Trust Company	Bscms 04-Esa A3 4.741 5/1	**	1,308,902
***	Fidelity Management Trust Company	Bscms 03-T12 X2 Cstr 8/39	**	60,767
***	Fidelity Management Trust Company	Bsarm 02-11 1A2 Cstr 2/33	**	32,789
***	Fidelity Management Trust Company	Bsarm 05-6 1A1 Cstr 8/35	**	959,396
***	Fidelity Management Trust Company	Bscms 05-Pwr9 A1 4.498 9/	**	629,172
***	Fidelity Management Trust Company	Bscms 05-Pwr9 X2 Cstr 9/4	**	528,188
***	Fidelity Management Trust Company	Bscms 05-T20 A1 4.94 10/4	**	858,561
***	Fidelity Management Trust Company	Bscms 06-Pw13 A1 5.294 09	**	1,513,924
***	Fidelity Management Trust Company	Bscms 06-Pw13 X2 Cstr 9/4	**	253,854
***	Fidelity Management Trust Company	Bscms 2006-T24 X2 Cstr 10	**	250,068
***	Fidelity Management Trust Company	Bellsouth Glbl 4.2 9/15/0	**	127,985
***	Fidelity Management Trust Company	Brhea 06-A A2R 5.03 12/41	**	1,817,900
***	Fidelity Management Trust Company	British G Step 12/10 Dt	**	1,942,329
***	Fidelity Management Trust Company	Citec 05-Vt1 A4 4.36 11/1	**	252,473
***	Fidelity Management Trust Company	Citec 06-Vt1 A3 5.13 12/0	**	1,050,325
***	Fidelity Management Trust Company	Citec 06-Vt2 A4 5.05 4/20	**	1,278,810
***	Fidelity Management Trust Company	Cit Group 4.125% 11/3/09	**	898,326
***	Fidelity Management Trust Company	Cit Group Inc 5% 11/24/08	**	1,080,354
***	Fidelity Management Trust Company	Cnh 05-A A4B 4.29% 6/12	**	745,769
***	Fidelity Management Trust Company	Cnh 05-B A3 4.27 1/10	**	1,630,264
***	Fidelity Management Trust Company	Cnh 05-B B 4.57 7/12	**	458,469
***	Fidelity Management Trust Company	Cps 06-A 1A2 5.22 1/10	**	316,516
***	Fidelity Management Trust Company	Comm 05-C6 A2 Cstr 6/44	**	1,462,183
***	Fidelity Management Trust Company	Comm 05-C6 Xp Cstr 6/44	**	150,483
***	Fidelity Management Trust Company	Cnh 06-B A3 5.2% 6/10	**	1,037,052
***	Fidelity Management Trust Company	Cnh 06-B B 5.36% 6/13	**	575,848
***	Fidelity Management Trust Company	Cps 06-C A3 5.14% 1/11	**	380,837
***	Fidelity Management Trust Company	Cibc# Ycd 4.375 7/28/2008	**	1,018,594
***	Fidelity Management Trust Company	Carat 06-1 A3 5.03 10/09	**	279,733
***	Fidelity Management Trust Company	Carat 06-1 B 5.26 10/10	**	265,066
***	Fidelity Management Trust Company	Carat 2006-Sn1A A3 5.31 1	**	1,081,856
***	Fidelity Management Trust Company	Carat 2006-Sn1A A4A 5.32	**	1,233,392
***	Fidelity Management Trust Company	Carat 2006-Sn1A B 5.5 4/1	**	115,445
***	Fidelity Management Trust Company	Carat 2006-Sn1A C 5.77 5/	**	110,469
***	Fidelity Management Trust Company	Coaft 05-Bss C 4.48 12/10	**	1,104,711
***	Fidelity Management Trust Company	Coaft 05-C A4A 4.71 6/12	**	496,728
***	Fidelity Management Trust Company	Coaft 06-A A3 5.33% 11/10	**	1,598,412
***	Fidelity Management Trust Company	Comet 2003-B3 B3 4.5 6/11	**	2,104,716
***	Fidelity Management Trust Company	Comet 03-B5 B5 4.79 8/13	**	3,741,931
***	Fidelity Management Trust Company	Copar 05-1 B 4.58 8/15/12	**	1,040,966
***	Fidelity Management Trust Company	Coaft 2006-Ca 5.07% 7/11	**	972,631
***	Fidelity Management Trust Company	Coaft 2006-B A3A 5.45 2/1	**	1,507,725

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Copar 06-2 A4 4.94% 7/12	**	878,381
***	Fidelity Management Trust Company	Copar 2006-2 B 5.05% 6/13	**	379,423
***	Fidelity Management Trust Company	Cfat 05-A A3 3.9 2/09	**	649,438
***	Fidelity Management Trust Company	Cfat 2006-A A4 5.62% 8/11	**	2,031,850
***	Fidelity Management Trust Company	Cd 06-Cd3 Xp Cstr 10/48	**	854,329
***	Fidelity Management Trust Company	Aesop 05-1A A1 3.95% 4/08	**	1,181,987
***	Fidelity Management Trust Company	Cdtim 05-1A A1 4.67 5/17	**	337,735
***	Fidelity Management Trust Company	Chait 05-B2 B2 4.52 12/10	**	7,297,554
***	Fidelity Management Trust Company	Citigroup Glbl 3.625 2/09	**	3,905,430
***	Fidelity Management Trust Company	Citicorp Mtn 6.375 11/1/0	**	2,460,493
***	Fidelity Management Trust Company	Cccit 05-B1 B1 4.4 9/10	**	923,678
***	Fidelity Management Trust Company	Cccit 06-B2 B2 5.15% 3/11	**	1,552,115
***	Fidelity Management Trust Company	Cgcmt 05-Emg A2 4.2211 9/	**	269,213
***	Fidelity Management Trust Company	Cwci 06-C1 A2 5.122 8/15/	**	1,155,615
***	Fidelity Management Trust Company	Comm 01-J2A A1 5.447 7/34	**	1,897,603
***	Fidelity Management Trust Company	Comm 06-C8 A1 5.11% 12/46	**	782,743
***	Fidelity Management Trust Company	Comm 06-C8 Xp Cstr 12/46	**	1,155,702
***	Fidelity Management Trust Company	Comm 06-Cn2A A2Fx 5.449 2	**	854,220
***	Fidelity Management Trust Company	Comm 06-Cn2A Bfx 5.537 2/	**	314,294
***	Fidelity Management Trust Company	Comm 06-Cn2A Cfx 5.47945	**	136,812
***	Fidelity Management Trust Company	Comm 06-Cn2A D 5.52861 2/	**	217,583
***	Fidelity Management Trust Company	Comm 06-Cn2A E Cstr 2/19	**	410,262
***	Fidelity Management Trust Company	Comm 06-Cn2A F Cstr 2/19	**	96,063
***	Fidelity Management Trust Company	Comm 05-Lp5 A2 4.63 5/43	**	986,475
***	Fidelity Management Trust Company	Comm 05-Lp5 Xp Cstr 5/43	**	141,580
***	Fidelity Management Trust Company	Cmac 98-C2 B Cstr 9/30	**	2,002,549
***	Fidelity Management Trust Company	Gccfc 2006-Gg7 A1 5.7435	**	862,879
***	Fidelity Management Trust Company	Cmat 99-C1 A3 6.64 1/32	**	401,065
***	Fidelity Management Trust Company	Cps 2006-B A3 5.73% 6/16	**	658,255
***	Fidelity Management Trust Company	Cps 2006-B A4 5.81% 6/15	**	782,513
***	Fidelity Management Trust Company	Cps 06-D A3 5.157% 05/11	**	1,109,668
***	Fidelity Management Trust Company	Cps 06-D A4 5.115% 08/13	**	1,373,067
***	Fidelity Management Trust Company	Csfb 98-C1 A1B 6.48% 5/40	**	1,309,748
***	Fidelity Management Trust Company	Csfb 00-C1 A2 7.545 4/62	**	2,121,953
***	Fidelity Management Trust Company	Credit Suisse 4.875 8/15/	**	735,503
***	Fidelity Management Trust Company	Csfb 03-Ck2 A2 3.861 3/36	**	269,915
***	Fidelity Management Trust Company	Csfb 2002-Cp5 A1 4.106 12	**	1,188,652
***	Fidelity Management Trust Company	Csfb 2004-C1 A2 3.516 1/3	**	1,617,659
***	Fidelity Management Trust Company	Csfb 04-C5 A2 4.183 11/37	**	340,653
***	Fidelity Management Trust Company	Csfb 05-Fix1 A2 4.31 5/35	**	470,590
***	Fidelity Management Trust Company	Csmc 06-C5 Asp Cstr 12/39	**	939,910
***	Fidelity Management Trust Company	Csmc 06-C4 Asp Cstr 9/39	**	1,694,252
***	Fidelity Management Trust Company	Csfb 05-C1 Asp Cstr 2/38	**	167,472
***	Fidelity Management Trust Company	Csfb 05-C4 Asp Cstr 8/38	**	393,699
***	Fidelity Management Trust Company	Csfb 05-C2 Asp Cstr 4/37	**	214,149
***	Fidelity Management Trust Company	Dcat 06-A B 5.14 9/12	**	1,713,514
***	Fidelity Management Trust Company	Dcat 2006-C B 5.11% 4/13	**	956,860
***	Fidelity Management Trust Company	Dcat 06-D A3 4.98% 02/11	**	865,430
***	Fidelity Management Trust Company	John Deere Mtn D 4.375 3/	**	1,131,515
***	Fidelity Management Trust Company	Delhe 99-2 A7F 7.03 8/30	**	313,934
***	Fidelity Management Trust Company	Deutsche Tel 5.375 3/23/1	**	2,104,134

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Drt 00-1A A2 6.971% 3/10	**	669,388
***	Fidelity Management Trust Company	Donnelley Rr 3.75% 4/1/09	**	408,227
***	Fidelity Management Trust Company	Drive 05-3 A3 4.99 10/10	**	1,496,951
***	Fidelity Management Trust Company	Drive 06-2 A-3 5.33% 4/14	**	1,255,131
***	Fidelity Management Trust Company	Drive 06-1 A2 5.49% 8/09	**	501,286
***	Fidelity Management Trust Company	Drive 06-1 A3 5.49% 5/11	**	839,577
***	Fidelity Management Trust Company	Drvt 2006-A A3 5.501 11/1	**	866,134
***	Fidelity Management Trust Company	Drvt 2006-B A2 5.32% 3/10	**	1,523,594
***	Fidelity Management Trust Company	Drvt 2006-B A3 5.23% 8/12	**	861,999
***	Fidelity Management Trust Company	Erp Operating Lp 4.75 6/1	**	2,257,789
***	Fidelity Management Trust Company	Exelon Gen Glbl 6.95 6/15	**	1,542,573
***	Fidelity Management Trust Company	Fpl Group 5.551% 2/16/08	**	868,790
***	Fidelity Management Trust Company	Fhlg 20Yr 5.50 3/2 D95897	**	253,402
***	Fidelity Management Trust Company	Fhlm Arm 4.889 3/3 847126	**	45,253
***	Fidelity Management Trust Company	Fhlm Arm 4.314 12/ 1B2670	**	143,081
***	Fidelity Management Trust Company	Fhlm Arm 4.106 12/ 1B2699	**	83,592
***	Fidelity Management Trust Company	Fhlm Arm 4.22 2/35 1B2747	**	752,771
***	Fidelity Management Trust Company	Fhlm Arm 4.63 3/35 1B2811	**	515,676
***	Fidelity Management Trust Company	Fhlm Arm 4.497 6/3 1B2907	**	199,213
***	Fidelity Management Trust Company	Fhlm Arm 4.307 5/3 847408	**	202,013
***	Fidelity Management Trust Company	Fhlm Arm 4.55 2/35 1G0068	**	225,291
***	Fidelity Management Trust Company	Fhlm Arm 4.401 2/3 1G0103	**	396,307
***	Fidelity Management Trust Company	Fhlm Arm 4.37 3/35 1G0125	**	212,212
***	Fidelity Management Trust Company	Fhlm Arm 4.444 3/3 1G0133	**	138,204
***	Fidelity Management Trust Company	Fhlm Arm 4.504 3/3 1G0145	**	145,453
***	Fidelity Management Trust Company	Fhlm Arm 4.941 11/ 1J1228	**	493,677
***	Fidelity Management Trust Company	Fhlm Arm 5.26 1/36 1J1274	**	493,638
***	Fidelity Management Trust Company	Fhlm Arm 4.93 9/35 1K1215	**	480,856
***	Fidelity Management Trust Company	Fhlm Arm 5.034 4/3 1N0002	**	631,168
***	Fidelity Management Trust Company	Fhlm Arm 5.37 12/3 1N0106	**	564,067
***	Fidelity Management Trust Company	Fhlm Arm 5.62 12/3 1N0117	**	800,330
***	Fidelity Management Trust Company	Fhlm Arm 6.53 8/36 1N0187	**	1,822,374
***	Fidelity Management Trust Company	Fhlm Arm 6.67 10/3 1G2538	**	621,602
***	Fidelity Management Trust Company	Fhlm Arm 5.34 6/35 1L0097	**	381,021
***	Fidelity Management Trust Company	Fhlm Arm 4.40 8/35 1L1225	**	2,058,398
***	Fidelity Management Trust Company	Fhlm Arm 5.885 6/3 1L1275	**	215,717
***	Fidelity Management Trust Company	Fhlm Arm 4.83 11/3 1Q0166	**	644,296
***	Fidelity Management Trust Company	Fhlg 5.50 3/19 #E01604	**	315,431
***	Fidelity Management Trust Company	Fhlm Arm 5.676 4/3 789284	**	17,286
***	Fidelity Management Trust Company	Fhlg 20Yr 6.00 9/2 C90580	**	506,515
***	Fidelity Management Trust Company	Fhlg 20Yr 5.50 5/2 C90676	**	536,179
***	Fidelity Management Trust Company	Fhlg 20Yr 5.50 7/2 C90691	**	1,327,375
***	Fidelity Management Trust Company	Fhlg 20Yr 5.50 4/2 C90825	**	953,936
***	Fidelity Management Trust Company	Fhlm Arm 4.819 10/ 1B0610	**	16,260
***	Fidelity Management Trust Company	Fhlm Arm 4.441 2/3 781229	**	118,062
***	Fidelity Management Trust Company	Fhlm Arm 4.13 12/3 782916	**	130,998
***	Fidelity Management Trust Company	Fhlm Arm 4.232 1/3 782988	**	384,975
***	Fidelity Management Trust Company	Fhlm Arm 4.434 2/3 783032	**	255,761
***	Fidelity Management Trust Company	Fhlm Arm 4.307 3/3 783067	**	113,339
***	Fidelity Management Trust Company	Fnr 00-32 Fm Iml+450 10/3	**	14,627
***	Fidelity Management Trust Company	Fnr 00-34 F 1Ml+45 10/30	**	47,713

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Fnma 6.25% 2/01/11 Subs	**	2,136,359
***	Fidelity Management Trust Company	Fnma 4% 9/02/08 Subs	**	7,046,565
***	Fidelity Management Trust Company	Fnma 5.50 7/16 #253878	**	153,177
***	Fidelity Management Trust Company	Fnma 6.50 3/17 #254236	**	455,132
***	Fidelity Management Trust Company	Fnma 20Yr 5.50 10/ 254522	**	7,540
***	Fidelity Management Trust Company	Fnma 20Yr 5.50 11/ 254543	**	135,117
***	Fidelity Management Trust Company	Fnma 20Yr 5.50 6/2 254764	**	332,144
***	Fidelity Management Trust Company	Fnma 20Yr 5.50 1/2 255575	**	588,717
***	Fidelity Management Trust Company	Fnma Arm 4.25 2/35 255658	**	92,324
***	Fidelity Management Trust Company	Fnma 20Yr 5.50 5/2 255745	**	801,162
***	Fidelity Management Trust Company	Fnma 20Yr 5.50 6/2 255767	**	810,871
***	Fidelity Management Trust Company	Fnma 5.50 12/08 #266218	**	42,923
***	Fidelity Management Trust Company	Fnma 5.50 3/13 #411896	**	17,542
***	Fidelity Management Trust Company	Fnma 20Yr 6.00 12/ 440734	**	52,370
***	Fidelity Management Trust Company	Fnma 9.00 7/18 #482804	**	54,383
***	Fidelity Management Trust Company	Fnma 5.50 3/16 #535777	**	172,240
***	Fidelity Management Trust Company	Fnma Arm 5.066 9/3 544860	**	134,456
***	Fidelity Management Trust Company	Fnma 6.00 11/16 #545296	**	224,583
***	Fidelity Management Trust Company	Fnma 5.50 1/17 #545411	**	169,087
***	Fidelity Management Trust Company	Fnma 20Yr 6.00 9/2 545887	**	682,455
***	Fidelity Management Trust Company	Fnma 20Yr 6.00 1/2 555198	**	198,841
***	Fidelity Management Trust Company	Fnma Arm 4.305 8/3 555696	**	177,615
***	Fidelity Management Trust Company	Fnma 5.50 11/16 #618497	**	94,979
***	Fidelity Management Trust Company	Fnma 5.50 5/17 #619099	**	47,260
***	Fidelity Management Trust Company	Fnma 5.50 2/17 #631364	**	70,675
***	Fidelity Management Trust Company	Fnma Arm 4.710 10/ 648938	**	14,589
***	Fidelity Management Trust Company	Fnma Arm 4.732 10/ 668509	**	26,080
***	Fidelity Management Trust Company	Fnma Arm 4.925 12/ 677026	**	11,166
***	Fidelity Management Trust Company	Fnr 03-23 Ab 4% 3/17	**	1,088,573
***	Fidelity Management Trust Company	Fhr 2495 Uj 3.5 7/32	**	69,372
***	Fidelity Management Trust Company	Fhr 2518 Kb 5 9/16	**	114,124
***	Fidelity Management Trust Company	Fspc T-59 1A3 7.5 10/43	**	115,739
***	Fidelity Management Trust Company	Fhr 2786 Ga 4 8/17	**	933,709
***	Fidelity Management Trust Company	Fhr 2794 Jt 6 10/32	**	532,277
***	Fidelity Management Trust Company	Fnr 2006-77 Pd 6.5% 10/30	**	1,751,899
***	Fidelity Management Trust Company	Fnma Arm 3.828 4/3 688969	**	254,818
***	Fidelity Management Trust Company	Fnma Arm 4.646 1/3 689554	**	56,079
***	Fidelity Management Trust Company	Fnma Arm 4.708 2/3 693344	**	17,333
***	Fidelity Management Trust Company	Fnma Arm 4.318 3/3 694530	**	48,950
***	Fidelity Management Trust Company	Fnma Arm 4.801 2/3 695019	**	112,257
***	Fidelity Management Trust Company	Fnma Arm 4.292 3/3 701296	**	101,310
***	Fidelity Management Trust Company	Fnma Arm 3.984 5/3 703915	**	33,845
***	Fidelity Management Trust Company	Fnma Arm 4.079 4/3 708221	**	34,137
***	Fidelity Management Trust Company	Fnma Arm 4.351 6/3 720921	**	49,918
***	Fidelity Management Trust Company	Fnma Arm 4.903 5/3 720928	**	410
***	Fidelity Management Trust Company	Fnma Arm 5.12 1/34 725109	**	77,442
***	Fidelity Management Trust Company	Fnma Arm 4.862 9/3 725855	**	161,781
***	Fidelity Management Trust Company	Fnma Arm 4.832 8/3 725858	**	84,998
***	Fidelity Management Trust Company	Fnma Arm 4.409 10/ 725968	**	419,292
***	Fidelity Management Trust Company	Fnma 4.00 8/18 #727438	**	1,483,524
***	Fidelity Management Trust Company	Fnma Arm 5.229 8/3 735030	**	121,943

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Fnma Arm 4.115 2/3 735343	**	44,111
***	Fidelity Management Trust Company	Fnma Arm 4.162 2/3 735345	**	130,636
***	Fidelity Management Trust Company	Fnma Arm 4.587 2/3 735355	**	1,321,030
***	Fidelity Management Trust Company	Fnma Arm 4.493 8/3 735360	**	274,096
***	Fidelity Management Trust Company	Fnma Arm 4.62 2/35 735433	**	365,465
***	Fidelity Management Trust Company	Fnma Arm 4.53 3/35 735448	**	299,493
***	Fidelity Management Trust Company	Fnma Arm 4.319 5/3 735538	**	109,481
***	Fidelity Management Trust Company	Fnma Arm 4.177 3/3 735545	**	365,988
***	Fidelity Management Trust Company	Fnma Arm 4.763 6/3 735689	**	747,641
***	Fidelity Management Trust Company	Fnma Arm 4.402 10/ 735934	**	847,324
***	Fidelity Management Trust Company	Fnma Arm 4.898 10/ 745060	**	209,792
***	Fidelity Management Trust Company	Fnma Arm 4.99 11/3 745064	**	4,995,717
***	Fidelity Management Trust Company	Fnma Arm 4.858 10/ 745231	**	345,929
***	Fidelity Management Trust Company	Fnma Arm 3.941 6/3 745335	**	586,371
***	Fidelity Management Trust Company	Fnma Arm 5.51 4/36 745672	**	536,297
***	Fidelity Management Trust Company	Fnma Arm 5.541 11/ 745972	**	630,225
***	Fidelity Management Trust Company	Fnma Arm 3.753 10/ 746320	**	85,322
***	Fidelity Management Trust Company	Fnma Arm 4.155 7/3 747270	**	391,724
***	Fidelity Management Trust Company	Fnma Arm 4.055 10/ 749296	**	68,219
***	Fidelity Management Trust Company	Fnma Arm 4.358 10/ 754672	**	37,464
***	Fidelity Management Trust Company	Fnma Arm 3.752 10/ 755148	**	93,787
***	Fidelity Management Trust Company	Fnma Arm 4.294 1/3 759264	**	116,442
***	Fidelity Management Trust Company	Fnma Arm 3.750 1/3 761058	**	76,139
***	Fidelity Management Trust Company	Fnma Arm 3.826 10/ 763199	**	1,013,366
***	Fidelity Management Trust Company	Fnma Arm 4.250 1/3 765659	**	125,426
***	Fidelity Management Trust Company	Fnma Arm 4.25 2/34 765660	**	109,496
***	Fidelity Management Trust Company	Fnma Arm 4.30 1/34 766886	**	578,229
***	Fidelity Management Trust Company	Fnma Arm 4.057 5/3 768224	**	29,744
***	Fidelity Management Trust Company	Fnma Arm 4.368 2/3 769940	**	206,825
***	Fidelity Management Trust Company	Fnma Arm 3.83 1/35 773220	**	78,205
***	Fidelity Management Trust Company	Fnma Arm 3.98 1/35 773221	**	105,021
***	Fidelity Management Trust Company	Fnma Arm 4.12 2/35 773243	**	149,481
***	Fidelity Management Trust Company	Fnma Arm 4.455 3/3 773281	**	134,413
***	Fidelity Management Trust Company	Fnma 5.00 10/18 #775946	**	311,184
***	Fidelity Management Trust Company	Fnma 5.00 6/19 #779078	**	182,633
***	Fidelity Management Trust Company	Fnma Arm 3.786 12/ 781576	**	100,912
***	Fidelity Management Trust Company	Fnma Arm 3.791 6/3 783545	**	429,607
***	Fidelity Management Trust Company	Fnma Arm 4.351 1/3 783580	**	97,440
***	Fidelity Management Trust Company	Fnma Arm 4.499 3/3 783587	**	302,054
***	Fidelity Management Trust Company	Fnma Arm 4.4 2/35 #783588	**	144,365
***	Fidelity Management Trust Company	Fnma Arm 4.876 7/3 785318	**	363,410
***	Fidelity Management Trust Company	Fnma 5.00 7/19 #789490	**	188,819
***	Fidelity Management Trust Company	Fnma Arm 5.019 9/3 790458	**	138,260
***	Fidelity Management Trust Company	Fnma Arm 4.658 9/3 790618	**	27,512
***	Fidelity Management Trust Company	Fnma Arm 5.106 9/3 790762	**	82,169
***	Fidelity Management Trust Company	Fnma Arm 4.748 7/3 793028	**	267,877
***	Fidelity Management Trust Company	Fnma 5.00 7/19 #793192	**	336,574
***	Fidelity Management Trust Company	Fnma Arm 4.82 8/34 793420	**	383,400
***	Fidelity Management Trust Company	Fnma Arm 4.74 10/3 794794	**	306,492
***	Fidelity Management Trust Company	Fnma Arm 4.96 8/34 796987	**	813,483
***	Fidelity Management Trust Company	Fnma Arm 4.202 1/3 797418	**	199,665

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Fnma Arm 4.67 11/3 799727	**	285,281
***	Fidelity Management Trust Company	Fnma Arm 4.85 11/3 799812	**	258,277
***	Fidelity Management Trust Company	Fnma Arm 5.064 11/ 800067	**	21,784
***	Fidelity Management Trust Company	Fnma Arm 5.00 9/34 801341	**	1,104,990
***	Fidelity Management Trust Company	Fnma Arm 5.05 7/34 801635	**	42,633
***	Fidelity Management Trust Company	Fnma Arm 4.23 11/3 803591	**	38,029
***	Fidelity Management Trust Company	Fnma Arm 4.029 1/3 806167	**	47,207
***	Fidelity Management Trust Company	Fnma Arm 4.127 1/3 806519	**	153,847
***	Fidelity Management Trust Company	Fnma 5.00 12/19 #806673	**	359,443
***	Fidelity Management Trust Company	Fnma 5.00 1/20 #806684	**	347,213
***	Fidelity Management Trust Company	Fnma Arm 4.118 1/3 807221	**	159,301
***	Fidelity Management Trust Company	Fnma Arm 3.913 12/ 809113	**	75,454
***	Fidelity Management Trust Company	Fnma Arm 4.5 2/35 #809429	**	908,420
***	Fidelity Management Trust Company	Fnma Arm 5.029 2/3 809463	**	30,416
***	Fidelity Management Trust Company	Fnma Arm 4.625 2/3 809931	**	272,901
***	Fidelity Management Trust Company	Fnma Arm 4.145 2/3 810415	**	188,585
***	Fidelity Management Trust Company	Fnma Arm 4.872 1/3 810896	**	1,576,733
***	Fidelity Management Trust Company	Fnma Arm 4.57 2/35 811803	**	74,031
***	Fidelity Management Trust Company	Fnma Arm 4.052 2/3 812091	**	74,962
***	Fidelity Management Trust Company	Fnma Arm 4.118 2/3 813114	**	58,675
***	Fidelity Management Trust Company	Fnma Arm 4.151 1/3 813170	**	269,224
***	Fidelity Management Trust Company	Fnma Arm 4.694 11/ 813184	**	330,513
***	Fidelity Management Trust Company	Fnma Arm 3.87 1/35 813713	**	147,005
***	Fidelity Management Trust Company	Fnma Arm 3.84 1/35 813714	**	260,906
***	Fidelity Management Trust Company	Fnma Arm 4.023 2/3 813737	**	83,162
***	Fidelity Management Trust Company	Fnma Arm 5.01 4/35 814954	**	229,310
***	Fidelity Management Trust Company	Fnma Arm 4.790 1/3 815323	**	313,629
***	Fidelity Management Trust Company	Fnma Arm 4.293 3/3 815586	**	83,550
***	Fidelity Management Trust Company	Fnma Arm 4.653 3/3 816322	**	38,139
***	Fidelity Management Trust Company	Fnma Arm 4.857 1/3 816356	**	10,583
***	Fidelity Management Trust Company	Fnma Arm 4.573 2/3 816591	**	544,666
***	Fidelity Management Trust Company	Fnma Arm 4.639 2/3 816599	**	58,006
***	Fidelity Management Trust Company	Fnma Arm 4.934 3/3 819648	**	170,752
***	Fidelity Management Trust Company	Fnma Arm 4.928 2/3 820356	**	828,777
***	Fidelity Management Trust Company	Fnma Arm 4.372 4/3 820407	**	44,482
***	Fidelity Management Trust Company	Fnma Arm 4.725 3/3 820598	**	686,421
***	Fidelity Management Trust Company	Fnma Arm 4.5 5/35 #820996	**	61,815
***	Fidelity Management Trust Company	Fnma Arm 4.597 6/3 821487	**	256,000
***	Fidelity Management Trust Company	Fnma Arm 4.575 7/3 822002	**	238,270
***	Fidelity Management Trust Company	Fnma Arm 4.302 1/3 827592	**	112,866
***	Fidelity Management Trust Company	Fnma Arm 5.10 5/35 827782	**	242,885
***	Fidelity Management Trust Company	Fnma Arm 5.208 5/3 827783	**	2,026,649
***	Fidelity Management Trust Company	Fnma Arm 5.180 5/3 827785	**	302,769
***	Fidelity Management Trust Company	Fnma Arm 4.520 8/3 829603	**	185,878
***	Fidelity Management Trust Company	Fnma Arm 4.409 5/3 829985	**	258,410
***	Fidelity Management Trust Company	Fnma Arm 4.555 7/3 832099	**	325,673
***	Fidelity Management Trust Company	Fnma Arm 4.71 8/35 834548	**	2,626,690
***	Fidelity Management Trust Company	Fnma Arm 5.344 7/3 834917	**	46,148
***	Fidelity Management Trust Company	Fnma Arm 5.101 7/3 841837	**	386,106
***	Fidelity Management Trust Company	Fnma Arm 5.349 12/ 843013	**	130,722
***	Fidelity Management Trust Company	Fnma Arm 5.280 3/3 843014	**	30,562

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Fnma Arm 5.43 11/3 844168	**	147,922
***	Fidelity Management Trust Company	Fnma Arm 5.23 12/3 846701	**	680,228
***	Fidelity Management Trust Company	Fnma Arm 4.893 10/ 847787	**	175,861
***	Fidelity Management Trust Company	Fnma Arm 5.32 1/36 850852	**	719,166
***	Fidelity Management Trust Company	Fnma Arm 5.38 2/36 865166	**	414,915
***	Fidelity Management Trust Company	Fnma Arm 5.409 2/3 865319	**	125,915
***	Fidelity Management Trust Company	Fnma Arm 5.84 3/36 865958	**	953,032
***	Fidelity Management Trust Company	Fnma Arm 5.98 4/36 868793	**	552,521
***	Fidelity Management Trust Company	Fnma Arm 5.839 1/3 879146	**	677,644
***	Fidelity Management Trust Company	Fnma Arm 5.79 3/36 881956	**	935,600
***	Fidelity Management Trust Company	Fnma Arm 6.21 4/36 891332	**	365,154
***	Fidelity Management Trust Company	Fnma Arm 6.08 4/36 895834	**	158,574
***	Fidelity Management Trust Company	Fnma Arm 5.50 5/36 896475	**	511,501
***	Fidelity Management Trust Company	Fnma Arm 6.63 9/36 898175	**	1,416,500
***	Fidelity Management Trust Company	Fnma Arm 6.60 9/36 898177	**	792,979
***	Fidelity Management Trust Company	Fnma Arm 6.62 9/36 898178	**	760,609
***	Fidelity Management Trust Company	Fnma Arm 6.65 9/36 898179	**	763,611
***	Fidelity Management Trust Company	Fnma Arm 6.62 9/36 898180	**	750,641
***	Fidelity Management Trust Company	Fnma Arm 5.26 11/3 901494	**	300,991
***	Fidelity Management Trust Company	Fiaot 06A A3 4.93 2/15/11	**	663,037
***	Fidelity Management Trust Company	First Union 6.375 1/15/09	**	2,276,261
***	Fidelity Management Trust Company	Fleetboston Fin 7.375 12/	**	1,008,648
***	Fidelity Management Trust Company	Fordo 2005-A B 3.88 1/10	**	334,549
***	Fidelity Management Trust Company	Fordo 05-C A4 4.36 6/10	**	833,360
***	Fidelity Management Trust Company	Fordo 2006-B B 5.43% 2/12	**	896,069
***	Fidelity Management Trust Company	Fordo 06-C A4A 5.15% 2/12	**	1,628,459
***	Fidelity Management Trust Company	Fordo 2006-C B 5.3% 6/12	**	395,968
***	Fidelity Management Trust Company	Frnk 06-1 B1 5.14% 7/14	**	154,755
***	Fidelity Management Trust Company	Franklin Resour 3.7 4/15/	**	1,051,400
***	Fidelity Management Trust Company	Fhlt 05-A M1 1Ml+43 1/35	**	100,771
***	Fidelity Management Trust Company	Fuji Fin 8.625 4/15/ 144A	**	1,480,625
***	Fidelity Management Trust Company	Gecmc 02-2A A2 4.97% 8/36	**	1,835,325
***	Fidelity Management Trust Company	Gmacc 97-C1 A3 6.869 7/29	**	207,698
***	Fidelity Management Trust Company	Gmacc 2004-C3 A3 Cstr 12/	**	1,434,769
***	Fidelity Management Trust Company	Gmacc 05-C1 A2 Cstr 5/43	**	844,382
***	Fidelity Management Trust Company	Gmacc 05-C1 X2 Cstr 5/43	**	234,840
***	Fidelity Management Trust Company	Gmacc 06-C1 A1 4.975 11/4	**	824,759
***	Fidelity Management Trust Company	Gmacc 06-C1 Xp Cstr 11/45	**	113,926
***	Fidelity Management Trust Company	Gmacc 2002-C1 A1 5.785 11	**	1,530,510
***	Fidelity Management Trust Company	Gmacc 2003-C2 A1 4.576 5/	**	2,559,826
***	Fidelity Management Trust Company	Gnma 8.50% 6/30 #532955	**	5,368
***	Fidelity Management Trust Company	Gnma 8.50% 7/30 #533254	**	2,449
***	Fidelity Management Trust Company	Gnii Arm 3.750 1/3 080817	**	516,743
***	Fidelity Management Trust Company	Gsms 98-Glii A2 6.562 4/3	**	889,133
***	Fidelity Management Trust Company	Gsms 05-Gg4 Xp Cstr 7/39	**	705,488
***	Fidelity Management Trust Company	Gsalt 05-1 A3 4.45 5/10	**	1,128,428
***	Fidelity Management Trust Company	Gsalt 05-1 B 4.62 11/13	**	91,324
***	Fidelity Management Trust Company	Gecmc 04-C3 A2 4.433 7/39	**	1,231,267
***	Fidelity Management Trust Company	Gecmc 05-C3 A1 4.591 7/45	**	1,717,467
***	Fidelity Management Trust Company	Gcosl 06-1A Note 5.72 3/2	**	709,112
***	Fidelity Management Trust Company	Gecap Mtn 4% 6/15/09	**	1,336,372

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Ge Cap Mtn 5.25 10/27/09	**	4,596,202
***	Fidelity Management Trust Company	Goldman Sachs 6.6 1/15/12	**	1,528,064
***	Fidelity Management Trust Company	Goldman Sachs 5% 1/15/11	**	740,701
***	Fidelity Management Trust Company	Goldman Sachs 4.5 6/15/10	**	485,465
***	Fidelity Management Trust Company	Gnr 00-35 F 1Ml+55 12/25	**	43,566
***	Fidelity Management Trust Company	Gccfc 02-C1 Xpb Cstr 1/35	**	263,785
***	Fidelity Management Trust Company	Gccfc 02-C1 Xp Cstr 1/35	**	1,288,853
***	Fidelity Management Trust Company	Gccfc 03-C2 A3 4.533 1/36	**	929,008
***	Fidelity Management Trust Company	Gccfc 05-Gg3 A2 Cstr 8/42	**	2,784,718
***	Fidelity Management Trust Company	Gccfc 05-Gg3 Xp Cstr 8/42	**	914,487
***	Fidelity Management Trust Company	Gccfc 05-Gg5 Cstr 4/37	**	727,165
***	Fidelity Management Trust Company	Hbos Plc Mtn 3.75 9/ 144A	**	776,798
***	Fidelity Management Trust Company	Hbos Plc 5.625 7/20/ 144A	**	1,444,265
***	Fidelity Management Trust Company	Hat 2006-1 A3 5.43% 6/11	**	1,106,278
***	Fidelity Management Trust Company	Hat 2006-2 A3 5.61% 8/11	**	1,070,600
***	Fidelity Management Trust Company	Hat 2006-2 A4 5.67% 6/13	**	944,502
***	Fidelity Management Trust Company	Hsbc Fin Mtn4.125 3/11/08	**	1,588,873
***	Fidelity Management Trust Company	Hat 2006-3 A2 5.38% 12/09	**	586,689
***	Fidelity Management Trust Company	Hartford Finl 5.55 8/16/0	**	429,626
***	Fidelity Management Trust Company	Heinz Co 6.428 12/01 144A	**	869,717
***	Fidelity Management Trust Company	Hmpt 99-Hmta B 7.3% 8/15	**	3,900,136
***	Fidelity Management Trust Company	Household Fin C 4.125 12/	**	1,541,701
***	Fidelity Management Trust Company	Hutchison Wint 7 2/1 144A	**	217,170
***	Fidelity Management Trust Company	Hutchison Wh 5.45 11 144H	**	1,109,371
***	Fidelity Management Trust Company	Hart 05-A B 4.2 2/12	**	625,071
***	Fidelity Management Trust Company	Hart 05-A C 4.22 2/12	**	108,638
***	Fidelity Management Trust Company	Hart 06-1 B 5.29 11/12	**	90,273
***	Fidelity Management Trust Company	Hart 06-1 C 5.34 11/12	**	115,373
***	Fidelity Management Trust Company	Ilfc Ecap Tr 5.9/Vr 144A	**	946,215
***	Fidelity Management Trust Company	Imm 05-1 M1 1Ml+46 4/35	**	235,516
***	Fidelity Management Trust Company	Imm 05-1 M2 1Ml+50 4/35	**	401,553
***	Fidelity Management Trust Company	Imm 05-1 M3 1Ml+53 4/35	**	99,347
***	Fidelity Management Trust Company	Imm 05-1 M4 1Ml+75 4/35	**	62,112
***	Fidelity Management Trust Company	Imm 05-1 M5 1Ml+77 4/35	**	62,112
***	Fidelity Management Trust Company	Imm 05-1 M6 1Ml+82 4/35	**	91,851
***	Fidelity Management Trust Company	Intl Lease Fin 4.625 6/02	**	347,211
***	Fidelity Management Trust Company	Intl Lease Fin 3.5 4/01/0	**	922,139
***	Fidelity Management Trust Company	Jpmmt 05-A8 2A3 Cstr 11/3	**	210,455
***	Fidelity Management Trust Company	Jpmcc 2001-Cib2 A2 6.244	**	1,196,468
***	Fidelity Management Trust Company	Jpmcc 01-Cib2 X2 Cstr 4/3	**	570,303
***	Fidelity Management Trust Company	Jpmcc 2001-C1 A2 5.464 10	**	892,839
***	Fidelity Management Trust Company	Jpmcc 03-Cb7 X2 Cstr 1/38	**	57,646
***	Fidelity Management Trust Company	Jpmcc 03-Pm1A A2 Cstr 8/4	**	1,476,185
***	Fidelity Management Trust Company	Jpmcc 05-Ldp2 A2 4.575 7/	**	840,392
***	Fidelity Management Trust Company	Jpmcc 05-Ldp4 A1 Cstr 10/	**	929,936
***	Fidelity Management Trust Company	Jpmcc 05-Ldp4 X2 Cstr 10/	**	550,028
***	Fidelity Management Trust Company	Jpmcc 05-Ldp5 A1 5.035 12	**	1,189,949
***	Fidelity Management Trust Company	Jpmcc 2006-Ldp9 A1 Cstr 5	**	731,203
***	Fidelity Management Trust Company	Jpmcc 2006-Cb17 A3 5.45 1	**	813,558
***	Fidelity Management Trust Company	Jpmart 2006-A A-3 5.18 12	**	1,192,269
***	Fidelity Management Trust Company	Jpmrt 2006-A A4 5.14 12/1	**	942,034

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Jpmart 2006-A B 5.36 12/1	**	260,777
***	Fidelity Management Trust Company	Korea Dev Bank 3.875 3/02	**	944,231
***	Fidelity Management Trust Company	Kraft Foods 4% 10/1/08	**	864,527
***	Fidelity Management Trust Company	Lbcmt 98-C4 A1B 6.21 10/3	**	1,555,481
***	Fidelity Management Trust Company	Lbcmt 99-C1 A2 6.78 6/31	**	5,069,437
***	Fidelity Management Trust Company	Lbubs 01-C2 A2 6.653 11/2	**	432,953
***	Fidelity Management Trust Company	Lbubs 04-C4 A2 Cstr 6/29	**	974,133
***	Fidelity Management Trust Company	Lbubs 04-C7 A2 3.992 10/2	**	291,085
***	Fidelity Management Trust Company	Lbubs 04-C8 A2 4.201 12/2	**	321,861
***	Fidelity Management Trust Company	Lbubs 04-C8 Xcp Cstr 12/3	**	116,878
***	Fidelity Management Trust Company	Lbubs 05-C5 Xcp Cstr 9/40	**	736,816
***	Fidelity Management Trust Company	Lbubs 05-C7 Xcp Cstr 11/4	**	447,882
***	Fidelity Management Trust Company	Lbubs 06-C1A A1 5.018 2/3	**	585,908
***	Fidelity Management Trust Company	Lbubs 06-C1A A2 5.084 2/3	**	1,997,576
***	Fidelity Management Trust Company	Lbubs 206-C1A Xcp Cstr 2/	**	596,599
***	Fidelity Management Trust Company	Lehman Bros Hld Glbl 7 2/	**	3,420,645
***	Fidelity Management Trust Company	Lbmt 91-2 A3 Cstr 1/17	**	738,243
***	Fidelity Management Trust Company	Lbart 2006-B A3 5.17 8/11	**	576,299
***	Fidelity Management Trust Company	Louis Dreyfus 6.875 12/01	**	473,188
***	Fidelity Management Trust Company	Marshall&Ilsley 4.4 3/15/	**	292,222
***	Fidelity Management Trust Company	Mbna Capital 8.278 12/01/	**	676,805
***	Fidelity Management Trust Company	Mbnas 05-B4 B4 4.9% 3/11	**	1,599,781
***	Fidelity Management Trust Company	Mlcfc 2006-4 Xp Cstr 12/4	**	1,931,102
***	Fidelity Management Trust Company	Manuftrs & Trd 3.85/Var 4	**	1,488,698
***	Fidelity Management Trust Company	Mvcot 05-2 A 4.6% 10/27	**	547,410
***	Fidelity Management Trust Company	Mvcot 06-2A A 5.417 10/28	**	613,106
***	Fidelity Management Trust Company	Mvcot 06-2A B 5.467 10/28	**	102,968
***	Fidelity Management Trust Company	Mvcot 06-2A C 5.766 10/28	**	46,808
***	Fidelity Management Trust Company	Marm 05-1 1A1 1Ml+27 3/35	**	225,230
***	Fidelity Management Trust Company	Mrfc 99-Tbc2 A3 Cstr 7/29	**	112,740
***	Fidelity Management Trust Company	Mrfc 00-Tbc2 A1 1Ml 6/30	**	150,372
***	Fidelity Management Trust Company	Merrill Lyn Mtn 4.125 1/1	**	209,767
***	Fidelity Management Trust Company	Merrill Lyn Mtn 4.125 9/1	**	862,883
***	Fidelity Management Trust Company	Merrill Lyn Mtn 4.831 10/	**	1,889,142
***	Fidelity Management Trust Company	Mlcc 99-A A 1Ml+38 3/25	**	366,905
***	Fidelity Management Trust Company	Mlmt 04-Key2 A2 4.166 8/3	**	257,531
***	Fidelity Management Trust Company	Mlmt 05-Ggp1 B 4.146 11/1	**	183,301
***	Fidelity Management Trust Company	Mlmt 05-Ggp1 C 4.208 11/1	**	153,625
***	Fidelity Management Trust Company	Mlmt 05-Ggp1 D 4.291 11/1	**	49,598
***	Fidelity Management Trust Company	Mlmt 05-Ggp1 E 4.33 11/10	**	143,909
***	Fidelity Management Trust Company	Mlmt 05-Ggp1 F 4.35 11/10	**	178,588
***	Fidelity Management Trust Company	Mlmt 05-Ggp1 G 4.374 11/1	**	148,843
***	Fidelity Management Trust Company	Mlmt 05-Mkb2 Xp Cstr 9/42	**	51,268
***	Fidelity Management Trust Company	Mlmt 05-Mcp1 A2 4.556 6/4	**	1,291,889
***	Fidelity Management Trust Company	Mlmt 05-Mcp1 Xp Cstr 6/43	**	232,737
***	Fidelity Management Trust Company	Mlmt 05-Cip1 A2 4.96 6/10	**	1,816,559
***	Fidelity Management Trust Company	Mlmt 05-Lc1 A1 5.017 1/44	**	557,921
***	Fidelity Management Trust Company	Mlcfc 06-3 Xp Cstr 7/46	**	637,086
***	Fidelity Management Trust Company	Monumental Glob 2.8 144A	**	2,439,583
***	Fidelity Management Trust Company	Morgan Jp Mtn A 6 1/15/09	**	479,268
***	Fidelity Management Trust Company	Msc 98-Xl2 A2 6.17 10/34	**	687,846

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Msc 03-Iq5 A2 4.09 4/38	**	351,890
***	Fidelity Management Trust Company	Msc 05-Top17 X2 Cstr 12/4	**	174,980
***	Fidelity Management Trust Company	Msc 05-Iq9 X2 Cstr 7/56	**	338,838
***	Fidelity Management Trust Company	Msc 05-Hq5 X2 Cstr 1/42	**	120,241
***	Fidelity Management Trust Company	Morgan Stly Mtn 5.625 1/0	**	1,558,001
***	Fidelity Management Trust Company	Morgan Stanley 4% 1/15/10	**	394,421
***	Fidelity Management Trust Company	Msc 2006-T23 A1 5.682 8/4	**	398,124
***	Fidelity Management Trust Company	Msc 2006-Hq9 A1 5.49 7/44	**	1,316,691
***	Fidelity Management Trust Company	Msc 2006-Hq10 X2 Cstr 11/	**	594,650
***	Fidelity Management Trust Company	Ncslt 05-1 Aio 6.75% 12/0	**	102,699
***	Fidelity Management Trust Company	Ncslt 06-1 A-Io 5.5 4/11	**	162,441
***	Fidelity Management Trust Company	Ncslt 05-3W Aio1 4.8 7/12	**	361,001
***	Fidelity Management Trust Company	Ncslt 2006-3 Aio 7.1 1/12	**	640,151
***	Fidelity Management Trust Company	Ncslt 06-4 Aio 6.35 02/12	**	433,443
***	Fidelity Management Trust Company	Nlfc 99-1 C 6.571 1/31	**	625,508
***	Fidelity Management Trust Company	Navot 05-A A4 4.43 1/14	**	649,408
***	Fidelity Management Trust Company	Narot 05-A A4 3.82 7/10	**	712,921
***	Fidelity Management Trust Company	Nalt 2006-A A4 5.1% 7/12	**	1,896,178
***	Fidelity Management Trust Company	Nasc 98-D6 A1B 6.59 3/30	**	2,014,105
***	Fidelity Management Trust Company	Nef 05-1 A5 4.74 10/45	**	948,753
***	Fidelity Management Trust Company	Onyx 05-B A4 4.34% 5/12	**	532,212
***	Fidelity Management Trust Company	Orix Corp 5.48% 11/22/11	**	1,204,312
***	Fidelity Management Trust Company	Peco Energy 3.5% 5/01/08	**	1,271,905
***	Fidelity Management Trust Company	Pnc Funding 4.2 3/10/08	**	1,198,041
***	Fidelity Management Trust Company	Pnc Funding 4.5 3/10/10	**	1,393,590
***	Fidelity Management Trust Company	Petro Exp 4.623 6/15 144A	**	659,548
***	Fidelity Management Trust Company	Petro Exp 4.633 6/15 144A	**	394,967
***	Fidelity Management Trust Company	Pcat 2006-A B 5.51% 9/09	**	360,238
***	Fidelity Management Trust Company	Pcat 2006-A C 5.77% 5/10	**	335,253
***	Fidelity Management Trust Company	Pricoa Glob Fund 4.35 6/1	**	2,686,360
***	Fidelity Management Trust Company	Pmnt 05-2 B2 5.1 11/12	**	1,205,936
***	Fidelity Management Trust Company	Pmnt 06-B1A B1 5.35 3/13	**	1,288,959
***	Fidelity Management Trust Company	Rasc 02-Ks7 A2 1Ml+37 11/	**	42,887
***	Fidelity Management Trust Company	Gmacm 05-Ar5 1A1 Cstr 9/3	**	418,996
***	Fidelity Management Trust Company	Sbc Comm Glbl 4.125 9/15/	**	4,867,829
***	Fidelity Management Trust Company	Sbc Comm Glbl 5.3 11/15/1	**	292,004
***	Fidelity Management Trust Company	Slm Corp 4% 1/15/09	**	851,784
***	Fidelity Management Trust Company	Slm Corp 4.5% 7/26/10	**	739,588
***	Fidelity Management Trust Company	Svovm 05-A A 5.25 2/21	**	519,429
***	Fidelity Management Trust Company	Safeco Corp 6.875 7/15/07	**	1,331,555
***	Fidelity Management Trust Company	St Paul Cos 5.01% 8/16/07	**	626,522
***	Fidelity Management Trust Company	Santander 5.805/Var 6/20/	**	833,547
***	Fidelity Management Trust Company	Santander 4.75 10/21 144A	**	2,698,996
***	Fidelity Management Trust Company	Sbac 05-1A A 5.369 11/35	**	407,440
***	Fidelity Management Trust Company	Sbac 05-1A B 5.565 11/35	**	282,591
***	Fidelity Management Trust Company	Sempra Energy 7.95 3/01/1	**	582,656
***	Fidelity Management Trust Company	Sempra Energy 4.621 5/17/	**	1,207,209
***	Fidelity Management Trust Company	Sempra Energy 4.75 5/15/0	**	293,145
***	Fidelity Management Trust Company	Semt 03-4 2A1 1Ml+35 7/33	**	240,891
***	Fidelity Management Trust Company	Srfc 2006-1A A1 5.84 5/18	**	803,687
***	Fidelity Management Trust Company	Simon Property 4.875 8/15	**	431,956

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Simon Property 5.6 9/1/11	**	985,954
***	Fidelity Management Trust Company	Starw 99-C1A B 6.92 2/14	**	239,406
***	Fidelity Management Trust Company	Telefonos Mex 4.5 11/19/0	**	414,629
***	Fidelity Management Trust Company	Telefonos Mexico 4.75 1/2	**	1,397,101
***	Fidelity Management Trust Company	Textron Finl Mtn 4.125 3/	**	1,477,201
***	Fidelity Management Trust Company	Travelers Ppty 3.75 3/15/	**	834,736
***	Fidelity Management Trust Company	Tarot 2006-C A4 5.31 5/13	**	644,929
***	Fidelity Management Trust Company	Tarot 2006-B A3 5.41 8/11	**	402,402
***	Fidelity Management Trust Company	Tarot 2006-B A4 5.52 11/1	**	505,940
***	Fidelity Management Trust Company	Tarot 06-A A3 4.77% 1/11	**	687,670
***	Fidelity Management Trust Company	Tarot 06-A A4 4.88% 4/13	**	810,761
***	Fidelity Management Trust Company	Usaot 05-1 A4 4.13% 11/11	**	995,810
***	Fidelity Management Trust Company	Us Bank Na Mtn 4.4 8/15/0	**	501,833
***	Fidelity Management Trust Company	Uncredit Lux 5.584/Var 1/	**	1,320,530
***	Fidelity Management Trust Company	Us Bancorp Mtn 5.3 4/28/0	**	1,456,890
***	Fidelity Management Trust Company	Ustn 3.375% 9/15/09	**	38,629,680
***	Fidelity Management Trust Company	Ustn 4.375% 12/15/10	**	3,962,081
***	Fidelity Management Trust Company	Ustn 4.875% 5/15/09	**	9,076,657
***	Fidelity Management Trust Company	Ustn 4.875% 5/31/11	**	26,290,794
***	Fidelity Management Trust Company	Ustn 5.125% 6/30/11	**	27,459,448
***	Fidelity Management Trust Company	Verizon Glbl 7.25 12/1/10	**	1,607,997
***	Fidelity Management Trust Company	Vodafone Grp Plc 5.5 6/15	**	396,968
***	Fidelity Management Trust Company	Vwalt 2006-A A3 5.5% 9/09	**	1,810,641
***	Fidelity Management Trust Company	Wamu 04-Ar10 A2C 1Ml+26 7	**	27,470
***	Fidelity Management Trust Company	Wamu 02-Ar2 A D11Cof+125	**	98,555
***	Fidelity Management Trust Company	Waot 05-B A3 4.79% 4/10	**	1,021,687
***	Fidelity Management Trust Company	Wbcmt 05-C22 A1 4.98 12/4	**	760,800
***	Fidelity Management Trust Company	Wbcmt 06-C25 A2 5.684 5/4	**	1,019,963
***	Fidelity Management Trust Company	Wbcmt 05-C16 Apb 4.692 10	**	605,533
***	Fidelity Management Trust Company	Wbcmt 03-C7 A1 4.241 10/3	**	1,287,894
***	Fidelity Management Trust Company	Wbcmt 05-C18 Xp Cstr 4/42	**	199,175
***	Fidelity Management Trust Company	Wbcmt 2004-C15 A2 4.039 1	**	1,568,249
***	Fidelity Management Trust Company	Wbcmt 05-C16 A2 4.38 10/4	**	1,489,490
***	Fidelity Management Trust Company	Walot 06-1 A-3 5.1 7/11	**	785,159
***	Fidelity Management Trust Company	Walot 06-1B 5.15% 7/12	**	495,269
***	Fidelity Management Trust Company	Wachovia Cap 7.965 6 144A	**	389,702
***	Fidelity Management Trust Company	Wbcmt 2006-C27 A1 5.405 7	**	823,222
***	Fidelity Management Trust Company	Wbcmt 2006-C27 Xp Cstr 7/	**	458,125
***	Fidelity Management Trust Company	Walot 06-2 A-2 5.35% 5/10	**	1,672,902
***	Fidelity Management Trust Company	Walot 06-2 B 5.29% 6/12	**	371,808
***	Fidelity Management Trust Company	Walot 06-2 C 5.34% 10/12	**	422,495
***	Fidelity Management Trust Company	Wmlt 05-B 2A4 Cstr 10/35	**	170,247
***	Fidelity Management Trust Company	Wachovia Corp 3.5 8/15/08	**	965,760
***	Fidelity Management Trust Company	Wash Mutual 4.375 1/15/08	**	590,792
***	Fidelity Management Trust Company	Washington Mutual 4.5 8/2	**	1,102,717
***	Fidelity Management Trust Company	Wells Fargo 3.98 10/29/10	**	2,327,573
***	Fidelity Management Trust Company	Wells Fargo 3.125 4/1/09	**	1,590,885
***	Fidelity Management Trust Company	Wells Fargo 4.2% 1/15/10	**	2,583,266
***	Fidelity Management Trust Company	Wfmbs 05-Ar4 2A2 Cstr 4/3	**	2,667,306
***	Fidelity Management Trust Company	Wfmbs 05-Ar2 2A2 4.57 3/3	**	1,483,977
***	Fidelity Management Trust Company	Wfmbs 05-Ar10 2A2 Cstr 6/	**	777,009

401(k) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Fidelity Management Trust Company	Wfmbs 05-Ar12 2A6 Cstr 7/	**	784,457
***	Fidelity Management Trust Company	Western Un 5.4 11/17 144A	**	1,662,732
***	Fidelity Management Trust Company	Westo 05-3 A4 4.39 5/13	**	950,414
***	Fidelity Management Trust Company	Westo 05-3 B 4.50 5/13	**	370,992
***	Fidelity Management Trust Company	Westo 05-3 C 4.54 5/13	**	479,999
		Common Stock
*	AXA, S.A.	AXA ADR Stock	121,189,773	174,515,789
		Mutual Funds
*	Fidelity Management Research Company	Spartan International Index Fund	**	76,091,408
*	Fidelity Management Research Company	Spartan U.S. Equity Index Fund	**	91,541,444
*	Fidelity Management Research Company	Spartan Extended Market Index Fund	**	114,303,214
	Morgan Stanley Investment Management, Inc.	Morgan Stanley Instl FD Inc US Real Estate Portfolio	**	40,218,867
*	AXA Premier VIP Trust	AXA Aggressive Allocation Portfolio	**	14,755,532
*	AXA Premier VIP Trust	AXA Moderate Allocation Portfolio	**	3,704,373
*	AXA Premier VIP Trust	AXA Conservative Allocation Portfolio	**	657,390
	Dodge and Cox	Dodge & Cox Balanced	**	91,994,706
*	AXA Premier VIP Trust	AXA Premier VIP Technology Portfolio	**	19,975,388
*	AXA Premier VIP Trust	AXA Premier VIP Health Care Portfolio	**	9,019,082
*	AXA Premier VIP Trust	AXA Premier VIP International Equity Portfolio	**	34,126,056
*	AXA Premier VIP Trust	AXA Premier VIP Small/Mid Cap Value	**	14,415,839
*	AXA Premier VIP Trust	AXA Premier VIP Small/Mid Cap Growth	**	12,131,078
*	AXA Premier VIP Trust	AXA Premier VIP Large Cap Core Equity Portfolio	**	4,983,881
*	AXA Advisors Trust	EQ/Bernstein Diversified Value Portfolio	**	49,758,447
*	AXA Advisors Trust	EQ/Montag Caldwell Growth Fund	**	9,929,295
*	AXA Advisors Trust	EQ/Boston Advisors Equity Income Fund	**	89,902,121
*	AXA Premier VIP Trust	AXA Premier VIP Large Cap Value Portfolio	**	11,761,313
*	AXA Premier VIP Trust	AXA Premier VIP Aggressive Equity Portfolio	**	2,774,979
*	AXA Premier VIP Trust	AXA Premier VIP Core Bond Portfolio	**	9,254,487
*	AXA Premier VIP Trust	AXA Premier VIP Large Cap Growth Portfolio	**	11,988,171
*	AXA Premier VIP Trust	AXA Premier VIP High Yield Bond Portfolio	**	6,850,600
		Cash
*	Fidelity Management Trust Company	AXA Fixed Income Fund - Cash	**	1,737,637
*	AXA, S.A.	AXA ADR Stock Fund - Cash	**	6,160,894
*	Fidelity Management Trust Company	Synthetic GIC - Cash	**	973,395
		Participant Loans
*	Participant Loans	5.0% to 11.7%	**	24,250,448
				$1,863,087,233

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan's Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The 401(k) Plan
(Name of Plan)

Dated: June 27, 2007	By:	/s/ Steve Vigneron
STEVE VIGNERON
Chairperson of The Administrative Committee of Benefit Plans of AXA Equitable Life Insurance Company (Plan Administrator) and Vice President of AXA Equitable Life Insurance Company (Plan Sponsor)

/s/ Eric Goff
Dated: June 27, 2007	By:	ERIC GOFF
Senior Vice President of Compensation and Benefits of AXA Equitable Life Insurance Company (Plan Sponsor)